UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

Annual report pursuant to Section 15(d) of the
X	Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

OR

Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number:    001 – 11639

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUCENT TECHNOLOGIES INC.
600 MOUNTAIN AVENUE
MURRAY HILL, NJ 07974

The total # of pages contained in this 11-K filing is 16
Exhibit Index can be found on page 2

Form 11K
Lucent Technologies Inc.
Long Term Savings and Security Plan

Index

Report of Independent Registered Public Accounting Firm
Audited Financial Statements
Notes to Financial Statements
Supplemental Schedule
Signatures
Exhibit Index

Lucent Technologies Inc. Long Term Savings and Security Plan Index to Financial Statements and Supplemental Schedule As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003

* Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lucent Technologies Inc. Long Term Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Florham Park, NJ June 24, 2004

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits As of December 31, 2003 and 2002 (Thousands of Dollars)

	2003	2002

Assets

Investments in Group Trust, at fair value	$1,006,567	$912,069
Participant loans receivable	5,962	6,925

Total investments	1,012,529	918,994

Company contributions receivable	387	656
Employee contributions receivable	776	1,282

Total assets	1,013,692	920,932

Net assets available for benefits	$1,013,692	$920,932

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2003 (Thousands of Dollars)

Additions to net assets attributed to

Contributions
Employee contributions	$12,008
Company contributions	5,658

Plan’s share of Group Trust investment gain	179,217

Interest from participant loans	388

Transfer from Lucent Savings Plan	1,323
Transfer from Lucent Technologies Inc. Employee Stock Ownership Plan	91
Transfers from other plans, net	336

Total additions	199,021

Deductions from net assets attributed to

Distributions to participants	106,219
Administrative expenses	42

Total deductions	106,261

Net increase	92,760

Net assets available for benefits
Beginning of year	920,932

End of year	$1,013,692

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the “Company”) to provide a convenient way for eligible non-management employees, as described in the Plan, to save on a regular and long-term basis. The Plan became effective October 1, 1996 as the successor to the AT&T Long Term Savings and Security Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different funds of the Plan.

Contributions

Employee contributions may be authorized from pay on the basis of weekly pay in $5 increments as described in the Plan. A supplementary employee contribution may be authorized, if desired, consisting of a total of one or more $5 increments which, when added to the employees’ matched contribution, results in a total contribution of up to approximately 16% of the employee’s weekly rate of pay. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions in $5 increments. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $12,000 and $11,000 in 2003 and 2002, respectively. Effective November 1, 2003, for taxpayers age 50 and over, an additional catch-up contribution could be contributed to the Plan during 2003. The statutory annual catch-up contribution in 2003 was $2,000.

Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings are immediately vested and are not subject to forfeiture. Effective March 1, 2003, the Plan was amended to provide for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service. Prior to March 1, 2003, Company matching contributions were vested upon the completion of five years of service.

After completion of one year of service, the Company contributes on behalf of each participating employee an amount equal to 66 2/3% of the lesser of the amount actually contributed or up to approximately the first 6% of the participant’s eligible compensation, as defined in the Plan. Company contributions will not be made with respect to

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited to the Company. These forfeitures can be used to reduce future Company contributions. At December 31, 2003 and 2002, forfeited amounts totaled approximately $12,000 and $67,000, respectively.

Participant Loans

Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Upon default as described in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan terms are between 12 and 56 months. The loans are collateralized by the balance in the participant’s account and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4.0% to 9.5% at December 31, 2003. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment or in retiree withdrawals as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2. When a participant dies, the entire amount in the participant’s account is transferred to the participant’s beneficiaries.

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant’s account. However, if the participant does not request the distribution, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the Group Trust’s underlying assets in

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in Lucent common shares and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are stated at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates), which approximates fair value. All other investments are stated at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Group Trust Investment Gain

The Plan’s reported investment gain from Group Trust presented in the Statement of Changes in Net Assets Available for Benefits represents its interest in the Group Trust’s investment gain, which consists of the Group Trust’s interest, dividends and net appreciation in fair value of investments. The Group Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Group Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the unrealized appreciation (depreciation).

Transfers from Other Plans, Net

The Plan presents in the Statement of Change in Net Assets Available for Benefits the net amount of transfers from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

3.	Tax Status

The Internal Revenue Service (the “IRS”) determined and informed the Company by a letter dated January 14, 1998, that the Plan and related Group Trust are designed in accordance with applicable sections of the IRC. In addition, on February 26, 2002, the Company applied for a new determination letter and that application is pending with the IRS. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, no provision for income taxes has been made.

4.	Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5.	Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

6.	Group Trust Investments

The Lucent Savings Plan and the Plan each have an interest in the assets of the Group Trust. Investment income and the Plan’s interest in the net assets of the Group Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s interest in the Group Trust was approximately 14% as of December 31, 2003 and 2002.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

The following tables present the fair value of investments held by the Group Trust as of December 31, 2003 and 2002 (in thousands):

	December 31,
	2003	2002
Investments, at fair value
Avaya Stock Fund	$—	$15,882
Lucent International Equity Fund	225,960	167,949
Lucent Asset Allocation Income Fund	43,724	40,659
Lucent Asset Allocation Fund 2000	114,210	122,328
Lucent Asset Allocation Fund 2010	320,707	299,091
Lucent Asset Allocation Fund 2020	319,170	271,919
Lucent Asset Allocation Fund 2030	118,045	91,490
Lucent Asset Allocation Fund 2040	16,703	6,712
Lucent Employer Stock Fund - Common Shares	478,697	200,685
Fidelity Equity Index Fund	1,010,163	801,736
Fidelity Magellan Fund	805,790	682,036
Fidelity Equity Income Fund	—	390,283
Lucent Bond Fund	224,301	247,150
Fidelity Institutional Cash Portfolio	550,840	581,776
Lucent Growth Equity Fund	62,605	41,447
Lucent Self Directed Brokerage	77,777	46,047
Small Cap Fund	100,104	50,168
U.S. Large Cap Value Equity Fund	446,678	—
Agere Class A Stock	3,325	1,852
Agere Class B Stock	76,522	44,231
Lucent Employer Shares Fund I	11,894	6,134
Lucent Employer Shares Fund II	25,234	12,793
	5,032,449	4,122,368
Investments, at contract value
Guaranteed investment contracts	2,307,773	2,358,565

Total investments	$7,340,222	$6,480,933

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

Investment income for the Group Trust is as follows:

Year Ended December 31, 2003
Investment Gain
Net appreciation in fair value of investments	$1,119,088
Interest and dividends	137,741
$1,256,829

As of December 31, 2003, investments in the Group Trust include approximately $3.2 billion in equity funds, $1.2 billion in fixed income funds, $2.3 billion in guaranteed investment contracts and $0.6 billion in stock. As of December 31, 2002, investments in the Group Trust include approximately $2.6 billion in equity funds, $1.2 billion in fixed income funds, $2.4 billion in guaranteed investment contracts and $0.3 billion in stock.

Investment income in the Group Trust includes $0.7 billion net gain related to equity funds, $0.1 billion net gain related to fixed income funds, and $0.4 billion net gain related to stock.

7.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Group Trust and the Plan invest in shares of Lucent common stock.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2003

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable *	(Interest rates range from 4.0% - 9.5%)	—	$5,961,766

*	Party-in-interest

Lucent Technologies Inc.
Long Term Savings and Security Plan

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCENT TECHNOLOGIES INC.
LONG TERM SAVINGS and SECURITY PLAN

Date:	June 25, 2004	By:	/s/ Susan E. Goodwin
Susan E. Goodwin Director – HR Benefits and Equity Operations (Plan Administration)

Lucent Technologies Inc.
Long Term Savings and Security Plan

EXHIBIT INDEX

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm